

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2011

Via E-mail
Mr. Jaime García
Chief Executive Officer
Andina Bottling Company, Inc.
Avenida El Golf 40, Office 401
Las Condes – Santiago, Chile

      Re: **Andina Bottling Company, Inc.**
               Form 20-F for Fiscal Year Ended December 31, 2010
               Filed June 30, 2011
               File No. 001-13142

Dear Mr. García:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 34

1.   We note your disclosure on page F-15 and F-24 of the exemptions in IFRS 1 that the Company decided to apply in its IFRS adoption. Please revise to provide detailed information as to the permitted or required exceptions in IFRS 1 that were used by the Company, pursuant to instruction number four to Item 5 of Form 20-F. Alternatively, explain to us why you believe this information is not necessary.

Operating Results, page 36

Results of Operations for the Years Ended December 31, 2010 and 2009, page 37

2.   We note your discussion of the primary underlying factors that caused the increases in your net sales and cost of sales, in both total and by segment, and your total administrative and selling expenses in fiscal 2010 compared to fiscal 2009. In future

filings, please confirm to us that you will indicate the extent to which these line items were affected by the significant underlying factors. In this regard, we believe that the significant factors affecting these line items should also be quantified. Refer to Item 5.A of Form 20-F.

A. Liquidity and Capital Resources, page 41

3.   In future filings, please confirm to us that you will provide a more robust evaluation of the sources and amounts of your operating, investing and financing cash flows pursuant to Item 5.B.1(b) of Form 20-F. In this regard, we believe that the evaluation of your cash flows should quantify the individually significant period-to-period variations within each section of the cash flow statement, and qualitatively describe the underlying drivers of such variations.

Exhibits, page 78

4,   We note that you have not included the bottler agreements, distributor agreements, the shareholders' agreement, the depositary agreement and debt indentures as exhibits to your Form 20-F. Please tell us why you have not included these documents as exhibits, or confirm that you will file these documents, or incorporate them by reference, as exhibits in your next Form 20-F.

Consolidated Financial Statements

Report of Independent Auditors, page F-1

5.   We note that the reports from your independent registered accounting firm on pages F-1 through F-3 do not include conformed signatures. Please confirm to us that you have on file the original manually signed reports from your independent registered accounting firm for their audits of your financial statements and internal control over financial reporting as of December 31, 2010. Also confirm to us that in future filings you will obtain and file audit reports that contain conformed signatures of your independent registered public accounting firm. Refer to Rule 302(a) of Regulation S-T, and Rule 2-02(a) of Regulation S-X.

Notes to Consolidated Financial Statements, page F-10

Note 3 – First-Time Adoption of IFRS, page F-24

6.   Please explain to us and quantify how the transition from Chilean GAAP to IFRS affected your consolidated statement of cash flows. To the extent the transition resulted in material adjustments to your statement of cash flows, revise to explain such adjustments as required by IFRS 1.25.

Note 29 – Subsequent Events, page F-10

7.   Please confirm to us that you will provide the disclosures required by IAS 10.17 in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining